Exhibit 5


                                     BRASKEM

                  BRASKEM PROVIDES DETAILS ABOUT CHANGES TO THE
                DEBENTURES INDENTURE AGREEMENT AS APPROVED IN THE
                  SEPTEMBER 30, 2002 DEBENTURE HOLDERS' MEETING

OCTOBER 21, 2002 --- BRASKEM S.A. (NYSE: BAK; Bovespa: BRKM5) today announced that in a meeting of its debenture holders held on September 30, 2002, the reference date for certain financial ratios and covenants used in the deed of trust for its debentures has been changed to November 30, 2002, due to the high degree of foreign exchange volatility that such references would be subject to throughout this period.

As a measure to compensate its investors, regardless of the Company's debt-to-EBITDA ratio on 11/30/02, the Company has made a commitment to pay debenture holders a premium of 50 basis points. As per the deed of trust, the Company would only be required to pay such a premium in the event that the debt-to-EBITDA ratio exceeds four times.

For holders of CDI-linked debentures, the payment of this premium will be made on April 1, 2003, as previously scheduled. For holders of IGPM-linked debentures, the same premium will be paid on December 1, 2003, previously scheduled for October 1, 2003, as the IGPM index is only applicable on a 12-month running basis.

Commenting on the approval by the Company's debenture holders, Paul Altit, CFO of Braskem , commented, "This was a preventative measure and we are very satisfied with the understanding on the part of our debenture holders. Over 80% of the holders present at the assembly meeting approved the proposed change, demonstrating a consensus with respect to the need to exclude this period of extreme exchange rate volatility from the references in the deed of trust. No changes have been made to the maturities of the notes, and they remain as contractually stipulated."

Furthermore, in light of the agreement, Braskem offered its debenture holders an additional premium of 0.08%."


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Braskem is a world -class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian private industrial companies. The company operates 15 manufacturing plants located throughout Brazil and produces 4.3 million tons of petrochemical products per year. Braskem is the leader in the regional market, with a 35% market share in the basic petrochemical segment, 36% in the polypropylene, 30% in the polyethylene, and 50% in the PVC segment.

CONTATOS:                                THOMSON
                                         FINANCIAL
BRASKEM S.A
LUIZ HENRIQUE VALVERDE                   THOMSON FINANCIAL INVESTOR RELATIONS
Gerente de Relacoes com Investidores       BRASIL
Tel: (5511) 3443 9744                    Tel.: (11) 3848- 0887 ramal 215
Fax: (5511) 3443- 9532                   curtis.smith@thomsonir.com.br
E-mail: LUIZ.VALVERDE@BRASKEM.COM.BR     www.thomson.com.br
www.braskem.com.br